CAPITAL CORP OF THE WEST
2801 G Street
MERCED, CA 95340
(209) 580-4040
VIA FAX and EDGAR
March 30, 2009
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Re: Capital Corp of the West
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Form 10-Q for Quarters Ended March 31, June 30 and September 30, 2008
File No. 000-27384
We are responding to the Commission’s comment letter of December 29, 2008, with respect to the review by its staff of the 10-K for Capital Corp of the West (the “Company”) for the fiscal year ended December 31, 2007. Although the caption refers only to the Form 10-K, the comments also refer to quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2008, so we have included reference to those reports in the caption above. In providing these responses, we acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the understanding and flexibility exhibited by the Commission given the financial stresses under which the Company has been operating. The Company was the holding company for County Bank, a former California state-chartered, FDIC-insured commercial bank. The Bank had nearly $2 billion in assets and 45 branch offices through California’s Central Valley. The Bank made no subprime loans, but it made loans to real estate developers and many other commercial loans secured by real property in its service area. As a result on the mortgage crisis and general recession of late 2007-present, the value of collateral securing loans declined significantly, many borrowers defaulted on their loans, and the Bank recorded substantial losses during that period. Ultimately, the California Department of Financial Institutions seized the Bank on February 6, 2009 (the “Closure Date”) and appointed the FDIC as receiver for the Bank. The FDIC sold most of the operations of the Bank, including $1.6 billion of loans and $1.3 billion of deposits, to another institution. The assets, liabilities and operations of County Bank constituted substantially all of the assets, liabilities and business of the Company, with the exception of the remaining assets described below. The Company will receive no proceeds from the receivership.
The stock of the Bank was the principal asset of the Company. The Company is now in the process of selling its remaining non-cash assets, which at the closure Date consisted of (i) cash and deposits of approximately $5,000,000, (ii) shares of common stock of another financial institution with an estimated market value of approximately $2,000,000 or less, and (iii) ownership of a non-bank subsidiary engaged in a factoring business. The Company’s liabilities consist principally of $57,734,000 in trust preferred securities and an undetermined amount of supplemental executive retirement plan benefits.
The Company had its former headquarters at the Bank’s premises and all of its records on systems maintained at the Bank’s premises. It no longer has access to those premises or systems. The Company signed a short-term lease on a small office in Merced, California, for the purposes of managing the winding down activities described below. The Company no longer has access to the books and records of the Bank that are required to be included in the financial statements of CCOW for periods ending before February 6, 2009, including the year ended December 31, 2008. Its sole staff includes the chief executive officer and the chief financial officer, who are attempting to sell the remaining assets for the benefit of creditors. The Company no longer has any accounting staff other than the chief financial officer. Since the Closure Date, the Company has not engaged in any business operations other than to negotiate the sale of assets so it can distribute the proceeds to creditors. In substance, the Company is winding down its business.
Our responses are provided on a best efforts basis for the reasons detailed in the preceding paragraphs. We have presented our responses in the same order as the comments. Overall, we believe that adding some additional disclosures may have been of some benefit, but the benefits would not outweigh the cost and would not rise to the level of being of a material nature requiring amended filings. Where we proposed to incorporate additional disclosures in future filings as noted throughout our responses below, those proposals are subject to the limitation that the Company expects to report shortly in a public filing that it will be unable to continue to file full periodic reports as required by the Exchange Act and intends to file more limited reports consistent with the limited information and resources available to it.

Form 10-K
Risk Factors, page 19
1.	Revise to add a risk factor for “Increased charge-offs have adversely affected earnings and loan loss allowance” or another similar caption and disclose the quarterly charge-offs compared to the same period in the prior year as well as year to date amounts charged-off versus the same period in the prior year.
RESPONSE:
We respectfully submit that our allowance for loan losses (ALL) risk factor adequately addresses the increased charge-off risk. We do not view charge-offs as a risk factor independent of the risk factor for the allowance for loan losses. We have a risk factor cautioning that our ALL may not be adequate to absorb actual losses and describing the ALL as a declining percentage of nonperforming loans. Our disclosed risk factor reads as follows:
Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio. Like all financial institutions, every loan we make carries a risk that it will not be repaid in accordance with its terms, or that collateral for the loan will not be sufficient to assure repayment. This risk is affected by, among other things: cash flow of the borrower and/or the project being financed; in the case of a secured loan, the changes and uncertainties as to the value of the collateral; the creditworthiness of a particular borrower; changes in economic and industry conditions; and the duration of the loan. Our allowance for loan losses as a percentage of net loans outstanding was 2.40% as of December 31, 2007 and 1.15% as of December 31, 2006 but as a percentage of nonperforming assets was 57.97% as of December 31, 2007, down from 576% as of December 31, 2006. As of December 31, 2007, after independent reviews of 80% in value of the commercial and real estate loan portfolios, representing 62% of the total loan portfolio, we had to increase the amount of our allowance substantially to absorb additional probable losses inherent in the loan portfolio. Although management believes the level of our loan loss allowance is now adequate to absorb probable losses in our loan portfolio, management cannot predict these losses or whether the allowance will be adequate or whether we will be required to increase this allowance. Any of these occurrences could adversely affect our business, financial condition and results of operations.
We view this as the prime risk factor in this area and believe we have disclosed it in an appropriate manner.
2.	Revise to add a risk factor for “Increase in non-performing loans and assets have adversely affected earnings” or another similar caption and disclose the amount of non-performing loans and assets at the end of the period and compare to amounts at the end of the same period in the prior year. In addition, discuss the reasons for the change. Also, disclose and discuss the ratio of non-performing assets to total assets at the end of the current period and compare to the ratio at the end of the same period in the prior year. Finally, discuss the reasons for the changes, if any.

RESPONSE:
We respectfully submit that we believe that our risk factor cautioning that our ALL may not be adequate to absorb actual losses and describing the ALL as a declining percentage of nonperforming loans addresses this concern. In addition, the risk factors, “Our dependent on loans secured by real estate subjects us to risks relating to fluctuations in the real estate markets” and “Our concentration in real estate construction loans subjects us to additional risks”, both address these concerns.
The Non-Performing Assets section of the MD&A, Form 10K page 43 and 44, specifically disclose the amount of non-performing loans and assets at the end of 2007 with comparisons to amounts at the end of 2006, 2005, 2004, and 2003. The disclosure does, in our view, discuss the reasons for the change. The disclosure also includes the ratio of non-performing assets to total assets at the end of 2007, compared with the prior year period.
We respectfully believe that our disclosure is adequate regarding this matter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
3.	We note on page 31 that beginning in the fourth quarter of 2007 you experienced a significant increase in delinquencies in your single family real estate construction loans as well as a sharp decrease in collateral values supporting these loans, however, it is unclear how these events specifically contributed to the substantial increase in your loan loss provision during the fourth quarter of 2007. Please revise your filing to disclose the following:
•	Disclose the specific events and factors that occurred during the fourth quarter that contributed to the sharp increase in delinquencies and decline in collateral values;
RESPONSE:
We respectfully submit that page 36 — Provisions for Loan Losses taken together with page 31, provides the reader with the information necessary to assess the decline. In light of the Staff’s comments we would have ensured that these items are more closely linked and aligned to ensure this information is in one place in future filings.
We provide the following for the Staff’s background
“The decline in collateral values was the result of construction of residential real estate in excess of sustainable demand and sharply lower appraised values for real estate collateral. The excess supply of homes on the market, within the footprint of the Company in the Central Valley of California, depressed market values for homes and land under development. For the first time in recent years, home builders were unable to sell completed homes at prices sufficient to recover their costs (or in some cases at any price). Appraised values plummeted sharply when a major local developer executed certain year-end 2007 sales transactions for newly constructed residential units and land under development in our market area at discounts of more than 50% from previous sales transactions.
Based on discussions with third party appraisers, there were very few sales taking place, sales at these deeply discounted prices became the comparable sales on which nearly all appraisers of residential real estate in the market area had to rely. Because sales we so limited, borrowers received no sales proceeds from which to repay their loans as they came due and they were unable to obtain refinancing from other sources. Further, some borrowers were able to make partial principal payments from other sources or to provide additional collateral, but many were unable to do either. As a result builders and developers became delinquent on their loans made by the Bank to finance this construction. Increasing foreclosures against homes in the Bank’s market area further increased the supply of homes and further depressed real estate market values. The Bank did not make subprime residential mortgages or securitize mortgage loans for sale into the collateralized debt obligation market.” In addition, per the Office of Federal Housing Enterprise Oversight (OFHEO), U.S. home prices fell substantially in the fourth quarter of 2007 as compared to the third quarter of 2007. According to the OFHEO, the seasonally adjusted house price index was 1.3% lower than that in the third quarter of 2007. This is substantially greater than the 0.3% price decline between the second and third quarter of 2007. The OFHEO also reported that in the fourth quarter of 2007, California’s decline in home values was among the highest on a national basis. The areas with the highest declines within California include Merced, Modesto, and Stockton, which are areas within the footprint of the County Bank.
•	Compare the decline in collateral values for each type of loan during the fourth quarter 2007 to declines in prior periods. Discuss the specific changes in the rate of decline and how this impacted your provision on a quarterly basis;
RESPONSE:
Although real estate values generally follow trends, collateral values can differ meaningfully and increase or decrease on a loan-by-loan or property-by-property basis. We obtain appraisals on new loans at origination. We typically obtain another appraisal on the same property only in case of default or foreclosure. In a year such as 2006 when we experienced few if any delinquencies in residential real estate construction loans, we rarely obtained a second appraisal on the same property. Therefore, comparisons with the fourth quarter of 2007 are not useful.
In our subsequent quarterly reports on Form 10-Q as of June 30, 2008 and September 30, 2008, we have reported declines in collateral values of 50% to 70% in certain cases as re-appraisals were being received, but we do not track collateral values on an absolute or weighted average basis for the portfolio as a whole, are not aware of a source from which this information might be available and therefore cannot quantify the amount or percentage of decrease with any certainty.
•	Disclose how the credit events occurring in the fourth quarter impacted your assessment of the allowance for loan losses and how you considered these events in both the general and specific components of your allowance;
RESPONSE:
In the fourth quarter of 2007, the Company saw a significant increase in delinquencies. Specifically, loans that were past due 30 through 89 days increased from $17,825,000 at the end of Q3, 2007 to $33,930,000 at the end of Q4 2007, a 90% increase. In addition, unemployment rates in Q4 2007 in California and within the footprint of the Company also increased, which contributed to overall decline in real estate values by significantly reducing demand for new housing. As a result of the increase in nonperforming loans at December 31, 2007, we determined that we needed to increase the ALLL to reflect the increased recognized risk of loss in the loan portfolio. The total provision to the ALLL in 2007 was $29,803,000. On page 20 of Form 10-K, we stated:
“After filing our year-end call report on January 30, 2008 we determined, in working with our bank regulators and independent credit consultants, that many of our loans required a more adverse classification and greater reserves against losses than we had established in the course of our regular operations. As a result, we increased our allowance for loan losses by $25 million more than we had thought necessary at the end of 2007.”
Of this amount, $21,432,000 was attributable to specific loans. For collateral-dependent loans, the provision generally reflected the amount by which the amount of the loan and the estimated cost to sell or otherwise realize on the collateral exceeded the fair market value of the collateral, as determined by a current appraisal, in an aggregate amount of approximately $                    . We charged an additional $                     to the provision on account of qualitative factors to reflect generally the negative trends in delinquencies and collateral values. The above data that is left blank is not available to the Company at this time. We respectfully also reference you to the M D & A contained in the 2007 10-K on pages 43, 44 and 45 which provides additional information to the reader relating to the nature of our impaired loans. Disclose how much of the provision was impacted by the increase in delinquencies and decline in collateral values during the fourth quarter and how much was impacted by the material weaknesses discovered in the fourth quarter of 2007; and,
RESPONSE:
All of the provision was attributable to delinquencies and decline in collateral values during the fourth quarter. We arrived at the amount of the provision through consultation with independent loan consultants, recommendations of regulators and a high volume of new appraisals requested for the purpose. We believe that none of the provision was impacted by the material weaknesses as we performed addition loan reviews and assessments of collateral values prior to the filing of the 2007 Form 10-K.
•	Revise to disclose how much of the provision was impacted by the additional adverse classifications made as a result of working with both the regulators and the independent consultants.
RESPONSE:
We respectfully submit that this information is disclosed in our risk factor on page 20 “we determined that our methodology for grading loans and establishing the level of the allowance for loan losses had material weaknesses”.
We would have proposed that our disclosure could have been revised to read:
In our call report filed January 30, 2008, we reported $8,807,000 as a provision for loan losses for the year ended December 31, 2007, and $12,228,000 in nonperforming loans as of year end. The call report is due on the 30th day following each quarter end. Recently, we have been unable to receive sufficient data (primarily appraisals and third party consultant valuations) on a sufficiently timely basis to allow a thoughtful review and evaluation prior to the required call report filing date. As a result of working with both the regulators and the independent consultants and obtaining a large volume of new appraisals for collateral properties late in the fourth quarter and in the first quarter, we increased the provision to $29,803,000 for the year ended December 31, 2007, and reported nonperforming loans at year end of $53,621,000. [Note that the Call Report only provides year to date information and not quarterly info.]
We respectfully believe that our disclosure is adequate regarding this matter.
4.	Considering the significance of the material weaknesses identified by you in the fourth quarter of 2007, and the fact that you did not engage outside experts to assess the credit quality of your portfolio until the fourth quarter 2007, please revise to disclose why you believe that the entire provision recorded in that quarter was attributable to credit events that occurred during that time period.
RESPONSE:
We determined that our ALLL at September 30, 2007 was adequate and appropriate. We had a regulatory examination that concluded near the end of the third quarter of 2007 as well as outside consultants review portions of our portfolio. We had not experienced material delinquencies among our residential construction clients or land development loan clients at that time. Builders at that time were not encountering material difficulty in selling completed homes at prices that allowed for recovery of costs plus a profit. Current appraisals of property that we did receive through September 2007 did not show a material deterioration in values. Our service area was not yet experiencing residential foreclosures in excess of historical rates. The collapse of real estate values in our market area was relatively sudden and occurred in the fourth quarter of 2007. The Q4 appraised values plummeted sharply when a major local developer executed certain year-end 2007 sales transactions for newly constructed residential units and land under development in our market area from previously announced prices. Because so few sales were taking place, sales at these deeply discounted prices became the comparable sales on which nearly all appraisers of residential real estate in the market area had to rely. As a result we recorded a disproportionately large provision in the fourth quarter of 2007. In addition, per the Office of Federal Housing Enterprise Oversight (OFHEO), U.S. home prices fell substantially in the fourth quarter of 2007 as compared to the third quarter of 2007. According to the OFHEO, the seasonally adjusted house price index was 1.3% lower than that in the third quarter of 2007. This is substantially greater than the 0.3% price decline between the second and third quarter of 2007. The OFHEO also reported that in the fourth quarter, California’s decline in home values was among the highest on a national basis. The areas with the highest declines within California include Merced, Modesto, and Stockton, which are areas within the footprint of County Bank.
We respectfully believe that our disclosure is adequate regarding this matter.
5.	We note that you engaged third party consultants after filing your call report in January 2008. Please revise your disclosure to discuss any changes in your original estimation of loan losses from the filing of that report and the filing of your 2007 Form 10-K. Specifically discuss any changes made to your methodology or revisions to your provision resulting from the consultation with the third party credit experts and your regulators.
RESPONSE:
On page 20 of Form 10-K, we stated:
“After filing our year-end call report on January 30, 2008 we determined, in working with our bank regulators and independent credit consultants, that many of our loans required a more adverse classification and greater reserves against losses than we had established in the course of our regular operations. As a result, we increased our allowance for loan losses by $25 million more than we had thought necessary at the end of 2007.”
We respectfully submit that we believe this statement addresses your request that we quantify the change in estimated loan losses between filing of the call report and filing of the Form 10-K and as a result of consultation with third party credit experts. We did not implement a change in our allowance methodology during this time period. Although we discovered material weaknesses, we believe that we adhered to our policy through performance of additional loan reviews.
We respectfully believe that our disclosure is adequate regarding this matter.
Loans, page 40
6.	Please revise your disclosure on page 42 to include a discussion of how successfully the company has adhered to these policies in light of your material weaknesses in internal control.
RESPONSE:
Although we discovered material weaknesses, we believe that we adhered to our policy through performance of additional loan reviews.
Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 62
Other Real Estate Owned, page 67
7.	Please revise to disclose how your policy of recording OREO at the lower of the loan balance or fair value complies with paragraph 28 of SFAS 15.
RESPONSE:
As the staff have noted, technically the stated OREO policy is not consistent with paragraph 28 of SFAS 15 or FAS 144 as OREO should be accounted for at fair value less cost to sell versus at the lower of the loan balance or fair value less disposition costs as disclosed in the 2007 10-K. We respectfully inform the Staff that according to a review of our records no property would be recorded at a higher value under paragraph 28 of FAS 15. Furthermore, no OREO would have been booked at a different value than what was recorded. We would have respectfully requested that we correct this minor wording oversight in future filings as we did actually account for OREO at fair value less cost to sell.
Note 3. Investment Securities, page 75
8.	We note your disclosure on page 78 regarding your bank stock investment that has been in an unrealized loss position for greater than 12 months. Please revise to disclose how you determined that these securities were not other than temporarily impaired. Specifically discuss the length of time and extent to which the securities have been in an unrealized loss position, how you determined the period over which these investments would recover in value and disclose what your estimated period to recovery is. Please provide this disclosure in both your Form 10-Q and Form 10-K reports.
RESPONSE:
The bank stock was purchased in June of 2006 and consistent with the industry, soon thereafter has moved to being underwater. As part of our ongoing assessment of other than temporary impairment of investments, Management takes into consideration the Company’s ability and intent to hold the investment until expected recovery, the investment securities’ strength of balance sheet, and near and long term financial prospects Specifically, this bank stock had a strong book value with relatively minimal non-accrual loans, has consistently declared dividends, and had increases in earnings growth in the past five years and again in 2007. Based on our review of this stock performance in Q3 of 2008, this bank continues to be a healthy financial institution. Specifically, the bank has increased net income for the nine months ended September 30, 2008 as compared to the nine months of the previous year, and has declared a year-end cash dividend. Based on the above, Management believes that the stock will recover in value. Management performed a study of this bank stock and determined that there was a strong correlation in its stock price to the trend of two bank indices. (KBE: National Bank ETF & KRE: Regional Bank ETF) Based on this information, Management did not believe that this stock was other than temporarily impaired as of December 31, 2007.
Note 4. Loans, page 78
9.	Please revise to disclose how you determined that it was appropriate to use the value of the collateral as your method for determining impairment under SFAS 114 for all of your impaired loans. Please reconcile this statement to the statement included in your MD&A on page 46 in which you state that at December 31, 2007 and 2006, you measured impaired loans either based upon the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price, or the fair value of collateral if the loan is collateral dependent.
RESPONSE:
We respectfully submit to the staff that our statement made in MD&A on page 46 is intended to be a general policy for impaired loans. Page 79 more specifically identifies these loans as collateral dependent under SFAS 114 and hence the use of the collateral method. Further, we respectfully submit that the discussion on pages 43, 44 and 45 provides additional information to the reader relating to the nature of our impaired loans.
Note 5. Other Real Estate Owned, page 80
10.	Please revise to disclose the nature of the triggers that led to the impairment charges recorded on OREO. Clarify whether this relates to declines in the fair value of the real estate and how you concluded that the OREO was initially recorded at the appropriate fair value when transferred.

RESPONSE:
We respectfully direct your attention to page 44 where we disclose the nature and timing of the triggers and when the charges were taken and indicated on this page that the transfer in was based on a third party appraisal. When the Bank foreclosed on the Rocklin property in the third quarter of 2007, the intent was to build out the property. The property was transferred to OREO at fair value, less selling cost, based on an appraisal received in July of 2007. In the fourth quarter of 2007, management recorded a $1,900,000 impairment to the OREO due primarily to new unanticipated costs related to delays in the build out of the property and elongated absorption rates late in 2007. These cost overruns directly affected the discounted cash flows used to assess the fair value of the property. This impairment was recognized in the period that delays were identified. Management believes that the appropriate disclosures have been made in the third quarter 2007 10-Q, MD&A and that the financial statements set forth the impairment transparently and respectfully submits that this is sufficient.
Note 7. Goodwill and Other Intangibles, page 81
Please revise to disclose how you determined that no goodwill impairment was necessary for the amounts related to the acquisition of the branches of Stockmen’s Bank and clarify what you consider to be your reporting units. Please revise to disclose the specific factors that led to the impairment of goodwill related to the Thrift and how you applied consideration of these factors to your other reporting units.
RESPONSE:
We provide the following information for the staff’s knowledge.
We had 2 reporting units during 2007; Bay View Funding and the Bank, which included the Indirect Loan Business Unit referred to as “the Thrift”.
During the fourth quarter, we evaluated the Thrift in conjunction with the annual impairment testing and determined that the goodwill was impaired. The Thrift, acquired back in 1996 was not a traditional banking institution. It was primarily an indirect auto lender so the operations were segregated into a separate business unit for management purposes. Over the years, this business unit’s operations were expanded and contracted depending on strategic initiatives. By the fourth quarter of 2007 this operation had contracted and a decision had been made to essentially exit this immaterial business line. The Company was already limiting the growth of auto paper before this in favor of RV loans so the balances had been declining throughout 2007 and before. By the end of 2007 the balance of loans left in this portfolio was fairly nominal as was interest income. As such, an impairment charge was recorded. Although this business line was part of the Bank reporting unit, management could not justify goodwill on the books for such an old acquisition where the people and loans had mostly runoff and the Bank was no longer originating indirect auto loans. The goodwill impairment was also fairly insignificant when considering the financial statements as a whole.

As for the goodwill arising from the acquisition of the branches of Stockmen’s Bank in November 2007, we believe it was not impaired as of year-end 2007. In addition, per paragraph 28 of FAS 142 “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” Since we had not come to the first annual impairment test we were not “between annual tests” at December 31, 2007 so goodwill was not required to be tested for impairment and even if it was, there was no event or circumstances that occurred between November 2007 and December 2007 that would reduce the fair value below the book value. The same logic applies to the Bay View Funding reporting unit.
We respectfully submit that the disclosures made relating to goodwill and the associated impairment as of December 31, 2007 are sufficient.
Note 12. Regulatory Matters, page 87
11.	Please revise to disclose the financial statement impacts of the change in your capital adequacy status from well capitalized to adequately capitalized. For example, clarify if your deposit insurance rates or regulatory fees have increased, if there are restrictions on your ability to originate loans or accept deposits, or any other aspect that may impact your results of operations.
RESPONSE:
At December 31, 2007 the Company’s classification under PCA was a Risk Category II. In July of 2008 we were officially notified by the regulators that our risk category had been changed to Risk Category III. The ramifications of this change became retrospectively effective for the second quarter of 2008 and as such we believe the timing for this disclosure in the financial statements and the MD&A is in fact in the 10Q of the second quarter of 2008 is appropriate.
We respectfully submit that the disclosures made in Note 21 on page 103 and on page 31 of the MD&A conform with SOP 94-6. In light of the Staff’s comments and as noted above, we would be willing to adjust our disclosures on a prospective basis.
Based on the above, we do not believe that our capital status classification at year end 2007 had any effect on 2007 financial condition or results of operations, although it would have an effect in 2008. This was disclosed in the risk factors.
In addition FDIC regulations prohibit a bank that is not well-capitalized from obtaining or renewing brokered deposits. During 2007, the Bank’s weighted average brokered deposits were $2,165,000 and the highest level of brokered deposits at any time was $92,825,000 in January of 2007. Our Form 10-K disclosed the following:

[page 8] An impact of not being “well-capitalized” is that it could limit the Bank’s ability to acquire needed funding through sources such as brokered deposits and unsecured federal funds credit lines, and could further tighten its liquidity through damage to its reputation in deposit service areas. As an “adequately-capitalized” bank, the Bank would be required to obtain a waiver to accept or replace maturing brokered deposits, of which the Bank had approximately $2.2 million at December 31, 2007. The inability to obtain or renew brokered deposits may have an adverse effect on liquidity.
[page 20] Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. All depository institutions require access to cash and liquid assets that are convertible to cash to meet their operating needs. Those needs include payment of operating expenses, meeting customers’ withdrawal requests and funding loans. Negative perceptions of our prospects among our customer base resulting from unfavorable operating results in 2007 could cause customers to withdraw their deposits at accelerated rates. If our deposit customers should make requests for withdrawal of their deposits substantially in excess of expected withdrawal levels (and in excess of the levels of our liquid assets), we would be required to borrow additional funds or sell other long-term assets in order to raise cash.
[page 29] We may need to raise additional capital in the near future, but capital may not be available or may be available only on unfavorable terms when it is needed. ... In addition, the use of brokered deposits without regulatory approval is limited to banks that are “well capitalized” under applicable federal regulations. With our capital levels below “well capitalized” minimums, we may not have access to a significant source (or potential source, since we have substantially reduced our reliance on brokered deposits since 2006) of funding, which would force us to use more expensive sources of funding or to sell loans or other assets at a time when pricing for such assets is unfavorable.
[page 49] The Company’s adverse operating results in 2007 may result in a decrease in the level of confidence that deposit customers have in the Company and the Bank and cause customers to withdraw deposits in unusual volumes. Although management believes the Company’s liquid assets at December 31, 2007 were adequate to meet its operating needs, the Company is evaluating which commercial loans may be eligible as collateral to the Federal Reserve Bank to support additional borrowings, if needed, to fund unexpected but possible withdrawal demands if such demands exceed the Company’s cash, other liquid assets and existing borrowing capacity. This proposed borrowing facility has not been established as of the date of filing this Form 10-K. See Item 1A Risk Factors on page 19 of this report for additional discussion of liquidity risk.
The principal operating effect of the change in capital category is the inability to obtain brokered deposits and the resulting possible impairment of liquidity. We believe these statements adequately disclose the restrictions and adverse effects on the company resulting from the change in its capital category.

Note 13. Commitments, Contingencies, and Financial Instruments with Off Balance Sheet Credit Risk, page 88
12.	Please revise to disclose the specific factors considered in your determination that no liability was necessary under the indemnification clause included in the contract with ICBA Bancard. Please update this disclosure in each quarterly reporting period and provide us with your proposed disclosures.
RESPONSE:
We are providing the following information for the staff’s knowledge and respectfully submit that the appropriate disclosures were made in the 2007 financial statements. We will amend our quarterly reporting disclosures as material on a prospective basis.
The indemnification provisions contained in the ICBA Bancard agreement pre-date the effective date of FIN 45 and therefore are not within the “accounting” scope of FIN 45 but rather the “disclosure” scope of FIN 45. From a FAS 5 perspective we determined there was not a probable loss and ICBA, to this date, has not invoked the indemnification clause. Disclosure under FIN 45 of this matter was required and included in our 2007 financial statements.
Note 20. Litigation, page 103
13.	Please revise your disclosure to specifically state the allegations made by Pacific Coast Bankers Bank. Revise your disclosure to include a range of possible outcomes, including the maximum amount of claims made in this litigation. Refer to paragraph 10 of SFAS 5.
RESPONSE:
Management considered the nature and magnitude of this claim at the time of preparing the 10-K filing and felt that the disclosure provided was meaningful. As disclosed in our 10Q for the third quarter of 2008, this lawsuit was subsequently settled with PCBB in the third quarter of 2008. In the settlement the Bank paid PCBB $950,000 to acquire PCBB’s interest and to fully settle the claim.
March 31, 2008 and June 30, 2008 Form 10-Q’s General
14.	Revise to disclose how you considered the requirements of paragraph 18 of SFAS 142 in concluding that no impairment testing of your remaining goodwill and your customer relationship and core deposit intangibles at each reporting period was required. Disclose the specific items considered in making this determination.

RESPONSE:
We are providing the following information for the staff’s knowledge and respectfully submit that based on this supplemental data we believe there are no changes to the amounts reported in these 10-Q’s and as such, we believe the costs of amending these two filings for this matter will greatly exceed the benefit. We believe the additional disclosure to state that an evaluation was performed and no impairment was recorded would not be a material modification requiring an amended filing. We would propose that starting with the 2008 Annual Report on Form 10-K and each quarterly period thereafter, we will disclose our evaluation of goodwill and intangibles for impairment discussing the specific items considered in determining whether or not these items were impaired.
March 31, 2008 Form 10-Q:
We evaluated the requirements of SFAS 142 and SFAS 144 in regards to our goodwill and intangible assets, respectively. Paragraph 28 of SFAS 142 states that goodwill “shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” As the goodwill was recorded in the fourth quarter of 2007, the Company would not be “between annual tests” until the first quarter of 2009 so technically goodwill is not required to be tested for impairment until one year has elapsed.
Furthermore, at the Thirtieth Annual AICPA SEC Conference, Michael S. Thompson of the SEC staff indicated the staff’s view that an immediate impairment of acquired goodwill in a business combination is possible, but is expected to be a rare occurrence. The support for an immediate impairment should include an analysis of the underlying events and circumstances (e.g., if caused by a decline in the market price of the acquirer’s stock issued to consummate the transaction, the support should include a discussion of the events and circumstances that caused the decline). The registrant should also pre-clear the impairment write-off with the SEC staff. The FDIC has issued similar guidance with stronger language with regards to not writing off goodwill in the first year. Please see FDIC, Risk Management Manual of Examination Policies, section 3.7 (2/14/05).
Nevertheless, we considered the impairment indicators in paragraph 28 of FAS 142 in order to determine if there was in fact impairment, in which case a dialogue would have to be opened with the SEC and approval would have been required by the FDIC. Based on our evaluation of the 7 examples provided in paragraph 28, we concluded as of March 31, 2008, that there were no events or circumstances that would more likely than not reduce the fair value of either reporting unit below its carrying amount. The example provided above from Michael Thompson regarding a decline in the market price of the acquirer’s stock issued to consummate the transaction does not apply as we paid cash for these acquisitions.
For intangible assets subject to amortization such as the core deposit intangible (CDI) and customer relationship intangible (CRI), we evaluated whether there was impairment as required by paragraph 15 of SFAS 142 and paragraphs 7 and 8 of SFAS 144. For the CDI, we determined that the deposit runoff for newly acquired Stockmen’s branches was not significant enough to warrant impairment. Our third party valuation experts estimated that deposit runoff would be slightly over $23 million from acquisition date to the end of 2008, and our scheduled amortization reflected this expectation. At March 31, 2008 deposit runoff was roughly $14 million of which $9 million occurred during the quarter and $5 million occurred in late 2007. In our judgment, these results were reasonably consistent with the projections underlying our scheduled amortization of CDI. As such, no impairment was recorded as of March 31, 2008.
For the CRI, we reviewed the receivable balances and relationships at March 31, 2008 compared to those that existed at December 31, 2007. We noted there was just a 2.8% decrease in the balance of receivables during the quarter and no significant relationship losses. As such no adjustment for impairment was necessary.
June 30, 2008 Form 10-Q:
At June 30, 2008, we reviewed goodwill and intangibles for impairment. For goodwill related to the Bay View Funding reporting unit, we determined that there were no events or circumstances arising during the quarter that would more likely than not reduce the fair value below its carrying amount. As such goodwill was not subjected to the step one impairment test under SFAS 142, paragraph 19.
For the Bank reporting unit, we determined that events had occurred that might reduce the fair value of this reporting unit below its carrying amount. Based on the significant decline in the real estate market and overall business environment during the quarter, along with the pending formal agreement with the Federal Reserve Bank that was entered into during the quarter end close process, we determined that the goodwill in the Bank reporting unit should be subjected to the step one test. Based on our testing, which relied heavily on recent transactions for similar institutions, we determined that goodwill for the Bank reporting unit was not impaired at June 30, 2008.
For the CDI, deposit runoff in the quarter was only $606,000 or less than 1%, so no adjustment for impairment was deemed necessary.
For the CRI, receivable balances decreased $2.4 million or 10.9%. Based on further analysis, we determined that the relationships lost were mostly smaller dollar accounts. As a result of relatively small decrease in balance and relationships lost, no adjustment for impairment of CRI was deemed necessary.
September 30, 2008 Form 10-Q
Note 2. Regulatory Matters, Capital Adequacy, Liquidity and Going Concern Risk, page 8
15.	Please revise to disclose the specific steps you have taken to make progress on the changes required by the Regulatory Agreement. Specifically discuss how each requirement will impact your financial results and quantify that impact if possible.

RESPONSE:
We respectfully submit that we believe the general response below, with the highlight of the need to raise capital, is an adequate and appropriate disclosure. In our opinion the itemization of each requirement does not provide material information to the reader.
We made the following disclosure in Note 2:
On July 17, 2008, the Company and its subsidiary County Bank entered into a formal agreement (the “Written Agreement”) with the Federal Reserve Bank of San Francisco to address regulatory concerns. Under the Written Agreement, the Company and the Bank agreed to take appropriate steps to improve board oversight and management; strengthen risk management practices; improve credit and loan administration policies and procedures; improve asset quality; maintain an adequate allowance for loan losses; submit a capital plan for achieving and maintaining acceptable capital levels; suspend cash dividends and payments on trust preferred securities without regulatory approval; not incur any new material debt or repurchase or redeem capital stock; submit an earnings plan and budget; submit an acceptable plan for liquidity and cash management; constitute a Compliance Committee to monitor and coordinate compliance with the Written Agreement; and submit progress reports on a regular basis. The Bank also entered into a similar agreement with the California Department of Financial Institutions. While progress has been achieved in many areas, the Company and Bank have not been successful in the most important requirement to raise capital in accordance with the capital plan adopted pursuant to these agreements. (emphasis added)
We respectfully believe that our disclosure is adequate regarding this matter.
Note 3. Summary of Significant, Accounting Policies, page 10
Goodwill and Other Intangible Assets, page 13
16.	Please revise to disclose whether you evaluated your customer relationship and core deposit intangibles for potential impairment during the third quarter. If not, please revise to disclose how you considered the fact that you have experienced a drawdown on your overall levels of deposits and are restricted as to the pricing of certain of your deposits in determining that no impairment analysis was required.
RESPONSE:
We are providing the following information for the Staff’s knowledge and respectfully submit that based on this supplemental data, we believe there are no changes to the amounts reported in the 10-Q and as such, we believe the costs of amending the filing for this matter will greatly exceed the benefit. We believe the additional disclosure to state that an evaluation was performed and no impairment was recorded would not be a material modification requiring an amended filing. We would have proposed that starting with the 2008 Annual Report on Form 10-K and each quarterly period thereafter, we will revise our accounting policy disclosure to describe the additional analysis that we do quarterly or as necessary based on current events and circumstances. Any evaluations performed would have been discussed in adequate detail in the financial statements and MD&A.

The following is provided on a supplemental basis:
We evaluated our core deposit intangible (CDI) and customer relationship intangible (CRI), for impairment as required by paragraph 15 of SFAS 142 and paragraphs 7 and 8 of SFAS 144. For the CDI, we determined that the deposit runoff of $9.5 million was not significant enough to warrant impairment. Most of the Bank’s deposit runoff was related to CDs and deposits at branches other than the acquired Stockmen’s branches. The total runoff as of quarter end was slightly more than the projections used to determine the amortization schedule, but within a reasonable range. As such, no adjustment for impairment of CDI was deemed necessary as of September 30, 2008. It should be noted however, that runoff in the 4th quarter was significant as approximately 15% of deposits acquired were lost. As a result we recorded impairment and shortened the future amortization period accordingly. We would have disclosed this in the 2008 annual report on Form 10-K
For the CRI, we noted receivables increased 6% or $1.2 million during the quarter. Relationships that appear to have been lost during the quarter were minimal. As such, no adjustment for impairment of CRI was necessary as of September 30, 2008. As subsequent supplemental information, at the end of 2008, the actual numbers of accounts lost were within 3% of the projections as determined during the 2007 acquisition.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 28
17.	We note your disclosure that you charged off $20.5 million and $26.6 million in loans during the second and third quarters respectively as a result of regulatory and independent loan consultant reviews. Please revise to disclose the following:
•	Revise to disclose how you determined it was appropriate to charge-off these loans during the second and third quarters of 2008 considering your previous disclosure of material weaknesses relating to the allowance for loan losses;
RESPONSE:
We would like to respectfully clarify that the charge off amounts in your question above are actually year to date numbers. During the second and third quarters, we only charged off $19.5 million and $6.1 million respectively.
We would also like to point you to Note 3 where our charge-off policy is described and quoted below. This policy was followed during the year and the third party reviews helped ensure this.

Part of the reason the scope of these reviews was so extensive was to mitigate the material weaknesses in this area. If we can’t determine that controls are operating effectively we must substantively test the allowance for loan losses which is what was done.
     “Uncollectible Loans and Write-offs: Loans are considered for full or partial charge-offs in the event that principal or interest is over 180 days past due, the loan lacks sufficient collateral and it is not in the process of collection. We also consider writing off loans in the event of any of the following circumstances: 1) the impaired loan balances are not covered by the value of the source of repayment; 2) the loan has been identified for charge-off by regulatory authorities; 3) any overdrafts greater than 90 days; and 4) the loan is considered permanently impaired. All impaired loans are placed on nonaccrual.”
In addition, we’d like to respectfully draw your attention to the “Provision for Loan Losses” section on page 34. In the second paragraph we state that “...the Company charged-off significant portions of impaired construction loan balances, considered non collectible as the underlying collateral value was not considered probable of full recovery.”
Based on the disclosures referenced above, we respectfully submit that the disclosure is adequate in the September 30, 2008 Form 10-Q.
•	Revise to disclose whether the portfolios reviewed during the second and third quarter 2008 were also reviewed in connection with your 2007 Form 10-K reporting; and
RESPONSE:
We’d like to respectfully direct your attention to page 46 of the 2007 Form 10-K. The last paragraph under “Credit Risk Management and Asset Quality” states that independent consultants reviewed 80% of the commercial and real estate loans, representing 62% of the total loan portfolio. In the third quarter 10-Q, under the same section, we specify the details of the loans reviewed by the third party which we respectfully believe is sufficient disclosure. It is likely that some of the loans reviewed in the third quarter of 2008 were not reviewed in connection with the 2007 Form 10-K, particularly as several of the loans reviewed were pass grade loans and may not have been real estate loans, however none of these pass grade loans were adversely classified as impaired loans or charged-off as part of the review. In addition, new loans could have been originated in 2008 and included in this review, which would obviously not have been reviewed in connection with 2007 financial reporting.
We respectfully submit that we believe adding additional disclosure in this regard would not be considered a material modification requiring an amended filing given the costs versus the benefits.
•	Revise to disclose the specific events that happened during the second and third quarter that prompted the charge-off of these loans.

RESPONSE:
We respectfully submit that charge-offs are recorded based on our policy as disclosed in Note 3. In addition, we’d like to respectfully draw your attention to the “Provision for Loan Losses” section on page 34. In the second paragraph we state that “...the Company charged-off significant portions of impaired construction loan balances, considered non collectible as the underlying collateral value was not considered probable of full recovery.” The majority of loans charged off during Q2 and Q3 were identified as impaired during the previous quarter. For example, based on a further review, we noted that 90% of the amount charged-off in Q3 related to loans previously identified as impaired loans with specific reserves as of June 30, 2008. In many instances, there was no “specific event” except that the loan was past due 180 days or more, lacked sufficient collateral and was not in the process of collection as described in our policy.
We respectfully believe that our disclosures are adequate and accurate regarding this matter.
18.	On page 44, you disclose that you obtained updated appraisals during the second quarter of 2008 showing a continued decline in collateral value. Please revise to disclose how you have considered this decline, as well as the decline that occurred in the fourth quarter of 2007 in your qualitative factor adjustments.
RESPONSE:
We respectfully direct you to Note 3, page 12 of Q3 for a description of the qualitative factors that make up the FAS 5 component of the Allowance for Loan Losses (ALL). These factors coincide with the FFIEC Interagency Policy Statement on the Allowance for Loan and Lease Losses issued in December 2006. The FAS 5 reserve starts with historical charge-offs, including current quarter charge-offs, therefore, any declines in values for impaired loans during the fourth quarter of 2007 and the subsequent quarters that resulted in partial or full charge-offs were included in the FAS 5 portion of the ALL. Any declines in collateral values that were not charged-off would be specifically reserved for under FAS 114. Loans are either reserved for under FAS 114 or FAS 5. Loans that are impaired are taken out of the pool of loans evaluated under FAS 5 and a specific reserve is assessed. After the historical charge-offs are calculated, the other environmental and qualitative items are factored into the ALL. Specifially, the decline in collateral values is factored into the component for changes in the national and local economic and business conditions, including the condition of various market segments.
We respectfully believe our disclosures our adequate; however we would have incorporate more commentary on this matter in future filings.
19.	We note your increased charge-offs and past due loans and declining credit quality trends. Please revise your disclosure to specifically discuss how changes in these and other credit quality trends impacted your estimate of loan losses. Provide this discussion for each quarterly period.

RESPONSE:
We respectfully direct you to page 28 of our 2007 Form 10-K, under “Critical Accounting Policies - Allowance for Loan Losses,” we provided this discussion of our methodology for determining the amount of the ALL:
Management applies an evaluation process to the loan portfolio to estimate the required allowance for loan losses. It maintains a systematic process for the evaluation of individual loans for inherent risk of loan losses. Each loan is assigned a credit risk rating. Credit risk ratings are assigned on a 13 point scale, ranging from loans with a low risk of nonpayment to loans which have been charged-off. Each quarter, all loans exceeding $250,000 and any other loan rated substandard or below are reviewed individually. This credit risk evaluation process includes, but is not limited to, consideration of such factors as payment status, the financial condition of the borrower, borrower compliance with loan covenants, underlying collateral values, potential loan concentrations, internal and external credit review, and general economic conditions. Bank policies require a committee of senior management to review, at least quarterly, credit relationships that exceed specific dollar values. The review process evaluates the appropriateness of the credit risk rating and allocation of the allowance for loan losses, as well as other account management functions. The allowance for loan losses includes an allowance for individual loans deemed to be impaired under the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, a general allowance representing the estimated credit losses of segmented pools of loans, by type, and by behavioral characteristics, and a qualitative reserve. The factors considered when determining the qualitative reserves include more subjective measures that would likely cause the future loan losses to differ from the estimate of credit losses made according to the estimates for specific and general reserves. These factors include:
•	changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices and resources,

•	changes in the national and local economic and business conditions and developments, including the condition of various market segments,

•	changes in the nature and volume of the portfolio,

•	changes in the experience, ability and depth of lending management staff,

•	changes in the trend of the volume and severity of past due and classified loans, and trends in the volume of non-accruals, troubled debt restructuring and other loan modifications,

•	changes in the quality of the Company’s loan review system and the degree of oversight by the Company’s Board of Directors,

•	the existence and effect of any concentrations of credit, and changes in the levels of concentrations, and

•	the effect of external forces such as competitive and legal regulatory requirements on the level of estimated credit losses in the Company’s current portfolio.
The evaluation process is designed to determine the adequacy of the allowance for loan losses. Management has developed a model based on historical loan losses to estimate an appropriate allowance for outstanding loan balances. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of the allowance for loan losses rely, to a great extent, on the judgment and experience of management.
Essentially the same disclosure is included in each 10-Q for 2008 in the Accounting Policy footnote. For Q3, it was included in Note 3 and for the other quarters, it was included in Note 2.
In addition, the general component of the ALL is disclosed in each quarter and the 2007 10-K. From this information it can be determined that the FAS 5 portion of the ALL increased as a percentage of performing loans each quarter during 2008 consistent with the declining credit quality trends noted in your question. The FAS 5 portion of the ALL went from 1% of total loans to 1.24% of total loans from year-end 2007 to September 31, 2008 increasing each quarter along the way. In this regard, the FAS 5 is directionally consistent with the downturn in the national and local economic environment.
In conclusion, we respectfully believe our disclosures are adequate in each 2008 quarterly filing.
Respectfully submitted,
/s/ David A. Heaberlin
Chief Financial Officer